

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 4, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Dennis W. Blazer
V.P. - Finance and Administration and Chief Financial Officer
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, OH 45209

   RE: Form 10-K for the fiscal year ended December 31, 2006
      Form 10-Q for the quarter ended June 30, 2007
      Form 10-Q for the quarter ended September 30, 2007
      File No. 0-07099

Dear Mr. Blazer:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief